Exhibit 99.1

Ituran Location and Control Ltd. Announces dividend record date

Azour, Israel, February 20, 2007 - Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that, the Board of Directors has approved the distribution of cash dividend in the amount of NIS 0.86 per share or 0.205 dollars per share, totaling approximately NIS 20.2 million or 4.8 million dollars. The dividend will be paid to shareholders of record on March 21, 2007. The Company will pay dividend on April 4, 2007. Tax deduction for Israeli individual investors will be 20%.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran's subscriber base has been growing significantly since the Company's inception to over 396,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended. These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com